Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR

March 20, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Mr. Bryan J. Pitko
Mr. Matthew Jones

Re:	Luna Innovations Incorporated
Registration Statement on Form S-4
Filed February 9, 2015
File No. 333-201956

Ladies and Gentlemen:

On behalf of our client, Luna Innovations Incorporated (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission on the same date as this response letter. For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement filed on February 9, 2015.

Set forth below is the Company’s response to the Comments. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

Fairness Opinion of Mooreland Partners LLC

1.

We note the statement in the fairness opinion provided by Mooreland Partners LLC that the opinion is solely for the information and use of the Board of Directors of the Company in connection with their evaluation of the proposed Merger and may not be used for any other purpose by the Company. Because this statement is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Mooreland Partners LLC’s belief that shareholders cannot rely upon the opinion to support any claims against Mooreland Partners LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in Mooreland Partners LLC’s engagement letter with the Company). Describe any applicable state-law authority

March 20, 2015

regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Mooreland Partners LLC would have no effect on the rights and responsibilities of either Mooreland Partners LLC or the board of directors under the federal securities laws.

Response to Comment #1:

In response to the Staff’s comment, the Company has revised the wording on page B-3 of the Amended Registration Statement. Additionally, in light of telephonic discussions with the Staff subsequent to the date of the Comment Letter, the Company has similarly revised the wording on page C-3 of the Amended Registration Statement.

General

2.	Please update your financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

Response to Comment #2:

In response to the Staff’s comment, the Company has updated the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

*     *     *     *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *

Please direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8034 or Mark Ballantyne, of this office, at (703) 456-8084.

March 20, 2015

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Talfourd H. Kemper, Jr., Luna Innovations Incorporated
Landey Strongin, Tarter Krinsky & Drogin LLP